UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Destination XL Group, Inc.

File No. 001-34219 - CF#36420
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      Destination XL Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 30, 2018.

      Based on representations by Destination XL Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.1   through May 23, 2023

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brent J. Fields
            Secretary